Mail Stop 3561

September 25, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Philip H. Trenary, Chief Executive Officer
Pinnacle Airlines Corp.
1689 Nonconnah Boulevard
Suite 111
Memphis, Tennessee 38132

   Re: **Pinnacle Airlines Corp.**
      Form 10-Q for the quarter ended March 31, 2006
      Filed April 27, 2006
      Form 10-Q for the quarter ended June 30, 2006
      Filed August 1, 2006
      File No. 001-31898

Dear Mr. Trenary:

We have reviewed your response letter dated September 15, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2006
Note 2. Northwest and Mesaba Bankruptcy Filings, page 5

1.   Please refer to your response to our prior comment 3. Although it appears
        reasonable to reclassify the $1,778 from trade accounts payable to amounts owed
        to Northwest, we are unclear as to why your allowance for uncollectible accounts
        required adjustment. As there has been no update with regard to your pre-petition
        receivables with Northwest and discussions with Northwest have not resulted in
        their assumption of such liabilities nor renewal of the ASA, it does not appear that
        such a reduction in the allowance is warranted. Please clarify why the offset to
        the receivable in the amount of $1,778 resulted in an almost equal reduction to the
        accounts receivable allowance of $1,565. Explain the nature of the 95% as shown
        in the calculation in your response.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2006
Note 6. Employee Benefit Plans, page 10

2.   We note your response to our prior comment number 4. Note that we will not
        object to your decision to recognize the full impact of correcting the error related
        to the APBO for the Retired Pilots Insurance Benefit in the second quarter of
        2006. However, we believe future filings should be expanded to explain in further
        detail why you did not believe the required adjustments were material to the
        current or prior periods. The level of detail provided should be similar to that
        provided in response to our prior comment number 4.

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You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have
questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                Linda Cvrkel
                                                Branch Chief